SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2026 SECOND QUARTER RESULTS[1]

“The consistent execution of our growth strategy translated into another quarter of beer volume growth, with solid top and bottom-line performance.” – Carlos Lisboa, CEO

Total Volume (organic)	Net Revenue (organic)
+1.4% vs LY	+6.1% vs LY
Consolidated volumes increased 1.4% in 2Q26. Volume performance was driven by growth in Central America and the Caribbean (“CAC”) (+5.4%) and Brazil Beer (+5.0%), more than offsetting declines in Brazil NAB (-4.4%), Latin America South (“LAS”) (-2.9%) and Canada (-1.8%).	Top line increased by 6.1%, driven by net revenue per hectoliter (“NR/hl”) growth of 4.6% and volume performance. Net revenue grew in all our business units: Brazil Beer (+8.9%), CAC (+7.1%), LAS[2] (+4.4%), Canada (+2.1%) and Brazil NAB (+1.4%).

Normalized EBITDA (organic)	Normalized Profit
+8.9% vs LY	R$ 3,492.7 million
Normalized EBITDA grew by 8.9%, with all our business units delivering Normalized EBITDA growth. Normalized EBITDA margin increased by 80 bps, to 31.6%, supported by disciplined revenue and cost management.	Normalized Profit increased by 23.3% compared to R$ 2,832.7 million in 2Q25, mainly driven by EBITDA growth and lower net financial expenses, partially offset by higher income tax expenses. Normalized earnings per share (“EPS”) was R$ 0.22, increasing by 24.2%.

Cash flow from operating activities	Capital Allocation
R$ 4,711.4 million	R$ 1.1 billion Interest on Capital
Cash flow from operating activities increased 54.5% compared to R$ 3,050.0 million in 2Q25, mainly driven by EBITDA growth and improved working capital dynamics.	On July 29th, 2026, the Board of Directors approved the payment date (October 6th, 2026) of the third and last tranche (R$ 1.9 billion, before withholding tax) related to the Interest on Capital (“IOC”) declared in December 2025, as well as a new IOC distribution of approximately R$ 1.1 billion, before withholding tax, to be paid by December 2026.

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the six-month period ended June 30, 2026, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina. For FY26, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes when the cap is triggered. Further details on the cap methodology are available on page 15.

ambev.com.br	Press Release – July 30, 2026

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MANAGEMENT COMMENTS

The first half of 2026 reflects our solid momentum: Total volumes grew 0.7%, led by stronger beer portfolio volumes. Net revenue grew 7.2%, while Normalized EBITDA increased 9.6%, with margin expansion of 70 bps, with every business unit delivering both Normalized EBITDA growth and margin expansion.

In 2Q26, consolidated volumes grew 1.4%, with beer volumes up by mid-single digit and estimated market share gains in several of our markets, driven by a more complete portfolio of brands. Disciplined revenue management and resource allocation supported 6.1% net revenue growth, 8.9% Normalized EBITDA growth and 80 bps of margin expansion, even as we stepped up investments behind our brands in the period, primarily reflecting the FIFA World Cup activation.

•	Lead and grow the category

We continued to invest behind our brands and brand building capabilities. This quarter, the FIFA World Cup highlighted these capabilities, as we activated our portfolio of brands across multiple countries, channels and consumer occasions. These investments helped further connect our brands with consumers during the tournament.

Our broader and complementary portfolio continues to address a wider range of consumer needs and occasions, with solid momentum across the fastest-growing beer category segments. In the quarter, our premium volumes grew by high-teens, balanced choices by mid-sixties and no-alcohol beer by low-twenties. Michelob Ultra is a good example of how we scale a relevant consumer proposition across different markets, connecting the brand with consumers seeking a more active and balanced lifestyle. The brand more than tripled in Brazil and Argentina during the quarter and is now present in nearly all our markets. At the same time, our mainstream3 portfolio continued to improve sequentially in 2Q26, with volumes slightly down year-over-year.

Our portfolio innovation strategy continued to evolve to address emerging consumer needs. One recent example is Spaten Pro, announced in July 2026: A Munich Dunkel-style no-alcohol beer with 10 grams of protein, that illustrates how beer's versatility allows it to fit different lifestyles, needs and occasions.

Consolidated NR/hl excluding marketplace grew by 5.2% in 2Q26, reflecting disciplined revenue management and the strength of our portfolio.

•	Digitize and monetize our ecosystem

As our portfolio broadens and beer continues to serve a wider range of consumer needs and occasions, execution becomes inherently more complex. Our digital ecosystem, led by BEES, enables us to manage that complexity with greater precision, strengthening our core business, while accelerating new growth avenues. More than a technical backbone, BEES creates efficiencies and improves how we operate every day. It allows us to read demand faster and more accurately, helping customers increase sales. This quarter, for example, BEES accelerated the rollout of the Stella Pure Gold 600ml innovation across our customer base in Brazil. BEES Marketplace GMV grew 58% in the quarter, supported by continued third-party partnerships expansion.

3 Mainstream segment comprises core plus, core and value segments.

ambev.com.br	Press Release – July 30, 2026

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Regarding direct-to-consumer (DTC), Zé Delivery continued to strengthen its role as a strategic platform for our brands and consumers. Consumer engagement benefited from our FIFA World Cup activations, with orders more than doubling, on average, during Brazilian National Team match days, highlighting Zé Delivery's ability to execute during high-impact consumption occasions.

Zé Delivery continues to keep us close to consumers, helping us understand evolving preferences, while serving as a powerful engine for portfolio development. In 2Q26, Balanced Choices represented approximately 7% of total volumes in the platform, while premium brands accounted for around 35%, well ahead of their respective shares in our overall portfolio, reflecting the ongoing premiumization and balanced choices trends, and reinforcing Zé Delivery as a window into such future consumer trends. Leveraging our trial capabilities, we introduced Michelob Ultra to more than 250 thousand consumers, reinforcing Zé Delivery's ability to scale new propositions and consumption occasions. During the quarter, the business further strengthened its position as a leading convenience platform in Brazil, growing Monthly Average Users (MAU) by 6% and GMV by 16%.

•	Optimize our business

Our disciplined resource allocation continued to provide flexibility to invest behind strategic priorities that drive long-term growth, while consistently returning excess cash to shareholders.

Cash COGS/hl excluding marketplace increased by 2.2% in the quarter, reflecting productivity and cost efficiency initiatives across our operations. Cash SG&A increased by 10.7%, primarily reflecting higher Sales & Marketing expenses related to our decision to step up investments behind our brands during the FIFA World Cup, as well as higher distribution expenses. Normalized EBITDA increased by 8.9%, with 80 bps of margin expansion, to 31.6%, supported by Normalized EBITDA growth across all business units. Normalized EPS increased by 24.2% in the quarter, to R$ 0.22, mainly driven by Normalized EBITDA growth and improved financial results, which together more than offset higher income tax expenses in the period.

Our solid cash flow generation in the first half of 2026 supported continued shareholder returns. Year-to-date, through the date of this release, we have returned approximately R$5.9 billion in cash to shareholders, before withholding tax, mainly through the execution of around 95% of our share buyback program announced in October 2025 and the 2025 IOC partial payments.

Lastly, on July 29th, 2026, the Board of Directors approved the payment date (October 6th, 2026) of the last tranche (R$ 1.9 billion, before withholding tax) related to the IOC declared in December 2025, as well as a new IOC distribution of approximately R$ 1.1 billion (before withholding tax), to be paid by December 2026.

While we remain mindful that the global geopolitical environment continues to be dynamic, we remain focused on disciplined execution and resource allocation and maintain our full-year guidance unchanged, expecting an increase of between 4.5% and 7.5% in our Brazil Beer Cash COGS/hl excluding the sale of non-Ambev products on the marketplace.

Financial highlights - Ambev consolidated
R$ million	2Q25	2Q26	% As Reported	% Organic	HY25	HY26	% As Reported	% Organic
Volume ('000 hl)	39,569.3	39,727.9	0.4%	1.4%	84,887.0	84,695.9	-0.2%	0.7%
Net revenue	20,090.2	20,148.9	0.3%	6.1%	42,587.6	42,613.4	0.1%	7.2%
Gross profit	10,044.1	10,448.5	4.0%	10.5%	21,595.7	22,031.4	2.0%	9.4%
% Gross margin	50.0%	51.9%	190 bps	200 bps	50.7%	51.7%	100 bps	100 bps
Normalized EBITDA	6,152.7	6,376.7	3.6%	8.9%	13,597.4	13,931.6	2.5%	9.6%
% Normalized EBITDA margin	30.6%	31.6%	100 bps	80 bps	31.9%	32.7%	80 bps	70 bps

Profit	2,790.6	3,474.7	24.5%		6,595.2	7,360.2	11.6%
Normalized profit	2,832.7	3,492.7	23.3%		6,652.9	7,325.1	10.1%
EPS (R$/shares)	0.17	0.22	25.4%		0.41	0.46	11.8%
Normalized EPS (R$/shares)	0.18	0.22	24.2%		0.41	0.46	10.3%

ambev.com.br	Press Release – July 30, 2026

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KEY MARKETS PERFORMANCES

Brazil Beer: Market share gains and an improved industry drove volumes growth and double-digit bottom-line increase

•	Operating performance[4]:
o	2Q26: Volumes grew 5.0%, estimated to have outperformed the industry, primarily supported by our high-end portfolio and incremental demand created by the FIFA World Cup, despite adverse weather conditions. NR/hl excluding marketplace increased by 4.4%, driven by revenue management and portfolio mix. Cash COGS/hl excluding marketplace rose 4.5%, driven primarily by FX and commodities headwinds, as well as portfolio mix. Cash SG&A grew by 10.8%, mainly reflecting increased Sales & Marketing expenses driven by FIFA World Cup activations, as well as higher distribution expenses, primarily driven by increased volumes. Normalized EBITDA increased by 12.8%, with gross and Normalized EBITDA margins both expanding by 110 bps.
o	HY26: Net revenue grew 9.3% (volumes +2.9% and NR/hl +6.2%), and Normalized EBITDA grew by 9.9%, with gross margin contraction of 40 bps, and Normalized EBITDA margin expansion of 20 bps.
•	Commercial highlights: We estimate to have gained broad-based market share in the period, across mainstream, premium, balanced choices and beyond beer. Total portfolio brand equity has strengthened once again. The performance of our premium portfolio delivered mid-twenties volume growth, strengthening our leadership position in the segment. Balanced Choices portfolio doubled volumes in the period, with Stella Pure Gold doubling volumes, Michelob Ultra growing more than three times, and no-alcohol beer growing in the thirties. Mainstream volumes were broadly stable. As for our digital initiatives, BEES Marketplace GMV grew 87% in the period, driven by the continued 3P expansion.

Brazil Beer
R$ million	2Q25	Scope	Currency Translation	Organic Growth	2Q26	% As Reported	% Organic
Volume ('000 hl)	20,042.3	-		992.6	21,034.9	5.0%	5.0%
Net revenue	8,989.6	-	-	801.5	9,791.1	8.9%	8.9%
Net revenue/hl (R$)	448.5	-	-	16.9	465.5	3.8%	3.8%
COGS	(4,413.5)	-	-	(281.4)	(4,694.9)	6.4%	6.4%
COGS/hl (R$)	(220.2)	-	-	(3.0)	(223.2)	1.4%	1.4%
COGS excl. deprec. & amort.	(3,954.1)	-	-	(307.7)	(4,261.8)	7.8%	7.8%
COGS/hl excl. deprec. & amort. (R$)	(197.3)	-	-	(5.3)	(202.6)	2.7%	2.7%
Gross profit	4,576.1	-	-	520.0	5,096.1	11.4%	11.4%
% Gross margin	50.9%				52.0%	110 bps	110 bps
SG&A excl. deprec. & amort.	(2,626.7)	-	-	(284.6)	(2,911.2)	10.8%	10.8%
SG&A deprec. & amort.	(464.1)	-	-	(5.8)	(469.9)	1.2%	1.2%
SG&A total	(3,090.8)	-	-	(290.4)	(3,381.2)	9.4%	9.4%
Other operating income/(expenses)	459.8	40.7	-	156.7	657.2	42.9%	35.1%
Normalized Operating Profit	1,945.1	40.7	-	386.4	2,372.2	22.0%	20.0%
% Normalized Operating margin	21.6%				24.2%	260 bps	220 bps
Normalized EBITDA	2,868.7	40.7	-	365.9	3,275.2	14.2%	12.8%
% Normalized EBITDA margin	31.9%				33.5%	160 bps	110 bps

Brazil Beer
R$ million	HY25	Scope	Currency Translation	Organic Growth	HY26	% As Reported	% Organic
Volume ('000 hl)	43,201.0	-		1,263.7	44,464.7	2.9%	2.9%
Net revenue	18,990.4	-	-	1,760.7	20,751.1	9.3%	9.3%
Net revenue/hl (R$)	439.6	-	-	27.1	466.7	6.2%	6.2%
COGS	(9,120.8)	-	-	(926.1)	(10,046.9)	10.2%	10.2%
COGS/hl (R$)	(211.1)	-	-	(14.8)	(226.0)	7.0%	7.0%
COGS excl. deprec. & amort.	(8,195.9)	-	-	(969.2)	(9,165.1)	11.8%	11.8%
COGS/hl excl. deprec. & amort. (R$)	(189.7)	-	-	(16.4)	(206.1)	8.6%	8.6%
Gross profit	9,869.6	-	-	834.6	10,704.2	8.5%	8.5%
% Gross margin	52.0%				51.6%	-40 bps	-40 bps
SG&A excl. deprec. & amort.	(5,214.5)	-	-	(371.9)	(5,586.4)	7.1%	7.1%
SG&A deprec. & amort.	(928.9)	-	-	(33.1)	(961.9)	3.6%	3.6%
SG&A total	(6,143.3)	-	-	(405.0)	(6,548.3)	6.6%	6.6%
Other operating income/(expenses)	920.6	(11.5)	-	219.7	1,128.9	22.6%	25.7%
Normalized Operating Profit	4,646.9	(11.5)	-	649.3	5,284.7	13.7%	14.2%
% Normalized Operating margin	24.5%				25.5%	100 bps	110 bps
Normalized EBITDA	6,500.7	(11.5)	-	639.3	7,128.5	9.7%	9.9%
% Normalized EBITDA margin	34.2%				34.4%	20 bps	20 bps

4 In 2Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 452.3 (4.4% organic growth) and R$ (192.6) (4.5% organic growth), respectively. In HY26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 452.9 (6.3% organic growth) and R$ (195.9) (9.7% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – July 30, 2026

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Brazil NAB: Despite volumes still underperforming the industry, top-line grew low-single digit and bottom-line increased by mid-teens, with margins expansion, driven by disciplined revenue and cost management

•	Operating performance[5]:
o	2Q26: Volumes decreased by 4.4%, still estimated to have underperformed the industry, as we cycled a strong performance in 2Q25. The decline also reflected our decision to phase out volumes from a lower-return channel. Net revenue grew by 1.4%, with NR/hl up 6.1%, primarily reflecting our revenue management strategy and favorable brand mix. Cash COGS/hl decreased by 3.1%, mainly supported by more positive dynamics in sugar and PET. Cash SG&A increased 4.0%, mainly driven by increased sales and marketing expenses, following consistent investments in our megabrands and our long-standing partnership supporting the Brazilian Football Confederation (CBF), which celebrates 25 years. Normalized EBITDA increased by 13.8%, with gross margin and Normalized EBITDA margin expanding by 540 bps and 320 bps, respectively.
o	HY26: Net revenue grew by 1.6% (volumes -4.1% and NR/hl +6.0%), and Normalized EBITDA was up 15.2%, with gross margin and Normalized EBITDA margin expanding 490 bps and 370 bps, respectively.
•	Commercial highlights: Our commercial foundations continued to sequentially improve, with market share approaching historical levels by quarter-end, according to our estimates, driven by commercial initiatives, as price relativity pressures eased. Our main brands continued to operate with brand equity ahead of market share, and our non-sugar portfolio continued to grow, supported by the Pepsi family and Guaraná.
Brazil NAB
R$ million	2Q25	Scope	Currency Translation	Organic Growth	2Q26	% As Reported	% Organic
Volume ('000 hl)	7,962.4	-		(347.1)	7,615.3	-4.4%	-4.4%
Net revenue	2,031.2	-	-	29.3	2,060.5	1.4%	1.4%
Net revenue/hl (R$)	255.1	-	-	15.5	270.6	6.1%	6.1%
COGS	(1,182.9)	-	-	94.9	(1,088.0)	-8.0%	-8.0%
COGS/hl (R$)	(148.6)	-	-	5.7	(142.9)	-3.8%	-3.8%
COGS excl. deprec. & amort.	(1,151.9)	-	-	84.9	(1,067.0)	-7.4%	-7.4%
COGS/hl excl. deprec. & amort. (R$)	(144.7)	-	-	4.6	(140.1)	-3.1%	-3.1%
Gross profit	848.3	-	-	124.2	972.5	14.6%	14.6%
% Gross margin	41.8%				47.2%	540 bps	540 bps
SG&A excl. deprec. & amort.	(475.6)	-	-	(18.9)	(494.5)	4.0%	4.0%
SG&A deprec. & amort.	(67.4)	-	-	4.7	(62.8)	-6.9%	-6.9%
SG&A total	(543.0)	-	-	(14.3)	(557.3)	2.6%	2.6%
Other operating income/(expenses)	130.5	2.8	-	(21.6)	111.7	-14.4%	-16.9%
Normalized Operating Profit	435.8	2.8	-	88.3	526.9	20.9%	20.4%
% Normalized Operating margin	21.5%				25.6%	410 bps	400 bps
Normalized EBITDA	534.2	2.8	-	73.7	610.7	14.3%	13.8%
% Normalized EBITDA margin	26.3%				29.6%	330 bps	320 bps

Brazil NAB
R$ million	HY25	Scope	Currency Translation	Organic Growth	HY26	% As Reported	% Organic
Volume ('000 hl)	16,896.9	-		(698.0)	16,198.9	-4.1%	-4.1%
Net revenue	4,285.8	-	-	69.3	4,355.1	1.6%	1.6%
Net revenue/hl (R$)	253.6	-	-	15.2	268.9	6.0%	6.0%
COGS	(2,467.2)	-	-	173.1	(2,294.2)	-7.0%	-7.0%
COGS/hl (R$)	(146.0)	-	-	4.4	(141.6)	-3.0%	-3.0%
COGS excl. deprec. & amort.	(2,405.0)	-	-	162.2	(2,242.8)	-6.7%	-6.7%
COGS/hl excl. deprec. & amort. (R$)	(142.3)	-	-	3.9	(138.5)	-2.7%	-2.7%
Gross profit	1,818.5	-	-	242.4	2,060.9	13.3%	13.3%
% Gross margin	42.4%				47.3%	490 bps	490 bps
SG&A excl. deprec. & amort.	(969.5)	-	-	(23.8)	(993.3)	2.5%	2.5%
SG&A deprec. & amort.	(143.4)	-	-	16.7	(126.7)	-11.6%	-11.6%
SG&A total	(1,112.9)	-	-	(7.1)	(1,120.0)	0.6%	0.6%
Other operating income/(expenses)	255.0	(6.5)	-	(31.8)	216.8	-15.0%	-13.1%
Normalized Operating Profit	960.6	(6.5)	-	203.5	1,157.7	20.5%	21.4%
% Normalized Operating margin	22.4%				26.6%	420 bps	440 bps
Normalized EBITDA	1,166.2	(6.5)	-	176.0	1,335.7	14.5%	15.2%
% Normalized EBITDA margin	27.2%				30.7%	350 bps	370 bps

5 The scope change in Brazil NAB refers to tax credits and related effects.

ambev.com.br	Press Release – July 30, 2026

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BRAZIL6

Brazil
R$ million	2Q25	Scope	Currency Translation	Organic Growth	2Q26	% As Reported	% Organic
Volume ('000 hl)	28,004.7	-		645.5	28,650.2	2.3%	2.3%
Net revenue	11,020.8	-	-	830.8	11,851.6	7.5%	7.5%
Net revenue/hl (R$)	393.5	-	-	20.1	413.7	5.1%	5.1%
COGS	(5,596.4)	-	-	(186.6)	(5,782.9)	3.3%	3.3%
COGS/hl (R$)	(199.8)	-	-	(2.0)	(201.8)	1.0%	1.0%
COGS excl. deprec. & amort.	(5,106.0)	-	-	(222.9)	(5,328.9)	4.4%	4.4%
COGS/hl excl. deprec. & amort. (R$)	(182.3)	-	-	(3.7)	(186.0)	2.0%	2.0%
Gross profit	5,424.4	-	-	644.2	6,068.6	11.9%	11.9%
% Gross margin	49.2%				51.2%	200 bps	200 bps
SG&A excl. deprec. & amort.	(3,102.2)	-	-	(303.5)	(3,405.8)	9.8%	9.8%
SG&A deprec. & amort.	(531.6)	-	-	(1.1)	(532.7)	0.2%	0.2%
SG&A total	(3,633.8)	-	-	(304.7)	(3,938.5)	8.4%	8.4%
Other operating income/(expenses)	590.3	43.5	-	135.1	768.9	30.3%	23.5%
Normalized Operating Profit	2,380.9	43.5	-	474.7	2,899.1	21.8%	20.1%
% Normalized Operating margin	21.6%				24.5%	290 bps	250 bps
Normalized EBITDA	3,402.9	43.5	-	439.5	3,885.9	14.2%	13.0%
% Normalized EBITDA margin	30.9%				32.8%	190 bps	160 bps

Brazil
R$ million	HY25	Scope	Currency Translation	Organic Growth	HY26	% As Reported	% Organic
Volume ('000 hl)	60,098.0	-		565.7	60,663.6	0.9%	0.9%
Net revenue	23,276.1	-	-	1,830.1	25,106.2	7.9%	7.9%
Net revenue/hl (R$)	387.3	-	-	26.6	413.9	6.9%	6.9%
COGS	(11,588.0)	-	-	(753.1)	(12,341.1)	6.5%	6.5%
COGS/hl (R$)	(192.8)	-	-	(10.6)	(203.4)	5.5%	5.5%
COGS excl. deprec. & amort.	(10,600.8)	-	-	(807.0)	(11,407.9)	7.6%	7.6%
COGS/hl excl. deprec. & amort. (R$)	(176.4)	-	-	(11.7)	(188.1)	6.6%	6.6%
Gross profit	11,688.1	-	-	1,077.0	12,765.1	9.2%	9.2%
% Gross margin	50.2%				50.8%	60 bps	60 bps
SG&A excl. deprec. & amort.	(6,184.0)	-	-	(395.7)	(6,579.7)	6.4%	6.4%
SG&A deprec. & amort.	(1,072.2)	-	-	(16.4)	(1,088.6)	1.5%	1.5%
SG&A total	(7,256.2)	-	-	(412.1)	(7,668.3)	5.7%	5.7%
Other operating income/(expenses)	1,175.6	(17.9)	-	188.0	1,345.6	14.5%	17.1%
Normalized Operating Profit	5,607.5	(17.9)	-	852.9	6,442.4	14.9%	15.4%
% Normalized Operating margin	24.1%				25.7%	160 bps	160 bps
Normalized EBITDA	7,666.9	(17.9)	-	815.3	8,464.2	10.4%	10.7%
% Normalized EBITDA margin	32.9%				33.7%	80 bps	90 bps

6 In 2Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 404.0 (5.6% organic growth) and R$ (178.7) (3.2% organic growth), respectively. In HY26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 403.7 (6.9% organic growth) and R$ (180.6) (7.2% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

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Central America and the Caribbean (CAC): Broad-based volume growth drove high-single digit top-line and mid-single digit bottom-line increase

•	Operating performance[7]:
o	2Q26: Total volumes increased by 5.4%, with volumes growing in all markets within the region, even amid adverse weather conditions in the Dominican Republic in April. Top-line increased by 7.1%, with NR/hl excluding marketplace increasing 2.9%, mostly due to our revenue management strategy. Cash COGS/hl excluding marketplace increased by 3.5% and Cash SG&A increased by 12.3%, mainly reflecting increased distribution and sales and marketing expenses. Normalized EBITDA increased by 4.9%, with gross margin expanding 190 bps and Normalized EBITDA margin contracting 90 bps.
o	HY26: Net revenue increased by 8.5% (volumes +6.5% and NR/hl +1.8%), and Normalized EBITDA grew by 9.0%, with gross and Normalized EBITDA margin expansion of 270 bps and 20 bps, respectively.
•	Commercial highlights: In the Dominican Republic the consumer environment continues to be supportive, given a more favorable macro backdrop. Our portfolio continued to gain brand equity, supported by consistent sales & marketing investments. In Panama, beer volumes increased by high-single digit, led by an improving industry, that benefited from the FIFA World Cup. Our beer portfolio strengthened brand equity in the period, mainly driven by the Balboa family and Corona.

CAC
R$ million	2Q25	Scope	Currency Translation	Organic Growth	2Q26	% As Reported	% Organic
Volume ('000 hl)	2,924.1	(401.9)		137.2	2,659.4	-9.1%	5.4%
Net revenue	2,784.6	(389.3)	(246.8)	169.0	2,317.5	-16.8%	7.1%
Net revenue/hl (R$)	952.3	(2.6)	(92.8)	14.6	871.4	-8.5%	1.5%
COGS	(1,244.6)	206.7	94.8	(24.7)	(967.8)	-22.2%	2.4%
COGS/hl (R$)	(425.6)	14.1	35.7	11.9	(363.9)	-14.5%	-2.9%
COGS excl. deprec. & amort.	(1,109.3)	196.4	85.3	(55.7)	(883.2)	-20.4%	6.1%
COGS/hl excl. deprec. & amort. (R$)	(379.4)	17.4	32.1	(2.3)	(332.1)	-12.5%	0.6%
Gross profit	1,539.9	(182.6)	(152.0)	144.3	1,349.7	-12.4%	10.6%
% Gross margin	55.3%				58.2%	290 bps	190 bps
SG&A excl. deprec. & amort.	(469.3)	69.4	45.6	(49.1)	(403.4)	-14.0%	12.3%
SG&A deprec. & amort.	(70.0)	11.3	5.6	4.9	(48.2)	-31.1%	-8.4%
SG&A total	(539.3)	80.7	51.2	(44.2)	(451.6)	-16.3%	9.6%
Other operating income/(expenses)	(11.5)	3.7	2.2	(11.6)	(17.2)	50.1%	149.4%
Normalized Operating Profit	989.2	(98.2)	(98.7)	88.5	880.9	-11.0%	9.9%
% Normalized Operating margin	35.5%				38.0%	250 bps	100 bps
Normalized EBITDA	1,194.5	(119.8)	(113.8)	52.6	1,013.6	-15.1%	4.9%
% Normalized EBITDA margin	42.9%				43.7%	80 bps	-90 bps

CAC	HY25	Scope	Currency Translation	Organic Growth	HY26	% As Reported	% Organic
R$ million
Volume ('000 hl)	5,675.1	(776.4)		320.7	5,219.4	-8.0%	6.5%
Net revenue	5,441.5	(765.8)	(509.7)	396.8	4,562.7	-16.1%	8.5%
Net revenue/hl (R$)	958.8	(4.4)	(97.7)	17.4	874.2	-8.8%	1.8%
COGS	(2,502.2)	400.3	199.8	(43.0)	(1,945.1)	-22.3%	2.0%
COGS/hl (R$)	(440.9)	11.8	38.3	18.1	(372.7)	-15.5%	-4.2%
COGS excl. deprec. & amort.	(2,216.2)	378.3	176.2	(88.0)	(1,749.6)	-21.1%	4.8%
COGS/hl excl. deprec. & amort. (R$)	(390.5)	15.3	33.8	6.2	(335.2)	-14.2%	-1.6%
Gross profit	2,939.3	(365.5)	(310.0)	353.8	2,617.7	-10.9%	13.7%
% Gross margin	54.0%				57.4%	340 bps	270 bps
SG&A excl. deprec. & amort.	(930.5)	126.7	96.0	(111.2)	(819.1)	-12.0%	13.8%
SG&A deprec. & amort.	(134.7)	22.0	11.6	4.4	(96.8)	-28.2%	-3.9%
SG&A total	(1,065.2)	148.7	107.6	(106.8)	(915.8)	-14.0%	11.7%
Other operating income/(expenses)	(2.9)	3.3	1.6	(14.9)	(12.9)	nm	nm
Normalized Operating Profit	1,871.2	(213.5)	(200.8)	232.1	1,689.0	-9.7%	14.0%
% Normalized Operating margin	34.4%				37.0%	260 bps	180 bps
Normalized EBITDA	2,292.0	(257.5)	(235.9)	182.7	1,981.2	-13.6%	9.0%
% Normalized EBITDA margin	42.1%				43.4%	130 bps	20 bps

7 In 2Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 836.0 (2.9% organic growth) and R$ (301.1) (3.5% organic growth), respectively. In HY26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 836.7 (3.0% organic growth) and R$ (303.0) (0.7% organic growth), respectively. The scope change in CAC refers to the deconsolidation of subsidiaries.

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Latin America South (LAS): Mid-single digit top-line and low-single digit bottom-line growth, supported by Argentina performance, despite temporary social unrest disruption in Bolivia

•	Operating performance[8]:
o	2Q26: Volumes were down 2.9%, mostly impacted by temporary social unrest and road blockades in Bolivia, that disrupted mobility and logistics, especially in May and June, as well as by a soft non-alcoholic industry in Argentina. Top-line increased by 4.4%, with NR/hl excluding marketplace growing 8.2%, led by our consistent revenue management initiatives. Cash COGS/hl continued to reflect overall inflation impact in the region, partially offset by a disciplined approach towards cost management. In the period, Cash SG&A also reflected higher distribution and higher Sales & Marketing expenses, the latter reflecting brand activations during the FIFA World Cup. Normalized EBITDA increased by 2.6%, with gross margin expanding by 340 bps, while Normalized EBITDA margin contracted by 30 bps.
o	HY26: Net revenue was up 8.1% (volumes -1.5% and NR/hl +9.7%), and Normalized EBITDA rose by 9.6%, with gross margin expansion of 170 bps, and Normalized EBITDA margin expansion of 30 bps.
•	Commercial highlights: In Argentina, we estimate to have gained market share, outperforming an improving beer industry that also benefited from the FIFA World Cup. Our beer volumes grew by low-single digit, on top of growth in the same quarter last year, driven by the strength of our portfolio, that gained brand equity in the period once again. Our premium brands grew by high-single digit, led by Stella Artois and Corona. In Bolivia, total volumes declined by double-digit, due to the temporary disruption. Our beer portfolio gained brand equity, while we also estimate to have gained beer market share in the period, sustaining our commercial momentum.
LAS				IAS 29 3M Impact
R$ million	2Q25	Scope	Currency Translation		Organic Growth	2Q26	% As Reported	% Organic
Volume ('000 hl)	6,194.1	-			(179.0)	6,015.0	-2.9%	-2.9%
Net revenue	3,295.2	101.3	(254.9)	(61.6)	146.2	3,226.2	-2.1%	4.4%
Net revenue/hl (R$)	532.0	16.8	(42.4)	(10.2)	40.1	536.3	0.8%	7.5%
COGS	(1,943.7)	(134.6)	185.1	41.8	29.1	(1,822.3)	-6.2%	-1.5%
COGS/hl (R$)	(313.8)	(22.4)	30.8	6.9	(4.5)	(303.0)	-3.5%	1.4%
COGS excl. deprec. & amort.	(1,747.9)	(121.5)	162.3	39.2	33.6	(1,634.3)	-6.5%	-1.9%
COGS/hl excl. deprec. & amort. (R$)	(282.2)	(20.2)	27.0	6.5	(2.8)	(271.7)	-3.7%	1.0%
Gross profit	1,351.4	(33.3)	(69.8)	(19.9)	175.4	1,403.8	3.9%	13.0%
% Gross margin	41.0%					43.5%	250 bps	340 bps
SG&A excl. deprec. & amort.	(935.8)	(39.9)	121.9	21.7	(161.7)	(993.8)	6.2%	17.3%
SG&A deprec. & amort.	(111.1)	17.2	10.1	1.1	(6.3)	(89.0)	-19.9%	5.7%
SG&A total	(1,046.8)	(22.8)	132.0	22.8	(168.0)	(1,082.7)	3.4%	16.1%
Other operating income/(expenses)	4.6	0.8	1.2	(0.5)	(2.4)	3.7	-19.1%	-51.7%
Normalized Operating Profit	309.2	(55.2)	63.4	2.4	5.0	324.8	5.1%	1.6%
% Normalized Operating margin	9.4%					10.1%	70 bps	-30 bps
Normalized EBITDA	616.1	(59.3)	30.5	(1.3)	15.7	601.8	-2.3%	2.6%
% Normalized EBITDA margin	18.7%					18.7%	0 bps	-30 bps

8 In 2Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 529.6 (8.2% organic growth) and R$ (265.7) (1.8% organic growth), respectively. In HY26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 554.2 (10.3% organic growth) and R$ (264.3) (7.3% organic growth), respectively. The scope change in LAS refers to the organic growth cap methodology in Argentina results, when triggered, and the effects of applying the Hyperinflation Accounting within the quarter. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 15.

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LAS	HY25	Scope	Currency Translation		Organic Growth	HY26	% As Reported	% Organic
R$ million				IAS 29 3M Impact
Volume ('000 hl)	14,991.4	-			(224.9)	14,766.5	-1.5%	-1.5%
Net revenue	8,831.3	122.1	(1,340.4)	(61.6)	710.9	8,262.3	-6.4%	8.1%
Net revenue/hl (R$)	589.1	8.1	(90.8)	(4.1)	57.1	559.5	-5.0%	9.7%
COGS	(4,777.6)	(161.6)	761.3	41.8	(222.9)	(4,359.0)	-8.8%	4.7%
COGS/hl (R$)	(318.7)	(10.8)	51.6	2.7	(19.9)	(295.2)	-7.4%	6.3%
COGS excl. deprec. & amort.	(4,355.4)	(146.0)	692.0	39.2	(202.8)	(3,973.1)	-8.8%	4.7%
COGS/hl excl. deprec. & amort. (R$)	(290.5)	(9.7)	46.9	2.5	(18.2)	(269.1)	-7.4%	6.3%
Gross profit	4,053.6	(39.5)	(579.1)	(19.9)	488.1	3,903.3	-3.7%	12.0%
% Gross margin	45.9%					47.2%	130 bps	170 bps
SG&A excl. deprec. & amort.	(2,268.8)	(48.0)	419.8	21.7	(302.2)	(2,177.4)	-4.0%	13.3%
SG&A deprec. & amort.	(218.3)	22.6	30.7	1.1	(16.5)	(180.3)	-17.4%	7.6%
SG&A total	(2,487.1)	(25.4)	450.6	22.8	(318.7)	(2,357.7)	-5.2%	12.8%
Other operating income/(expenses)	16.4	1.0	(2.5)	(0.5)	6.6	21.0	28.3%	40.3%
Normalized Operating Profit	1,583.0	(63.8)	(131.1)	2.4	176.0	1,566.6	-1.0%	11.1%
% Normalized Operating margin	17.9%					19.0%	110 bps	50 bps
Normalized EBITDA	2,223.4	(70.8)	(231.1)	(1.3)	212.6	2,132.8	-4.1%	9.6%
% Normalized EBITDA margin	25.2%					25.8%	60 bps	30 bps

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Canada: Top- and bottom-line growth, with margins expansion, outperforming both beer and beyond beer industries

•	Operating performance[9]:
o	2Q26: Volumes decreased by 1.8%, outperforming a soft industry, mostly affected by adverse weather and softer consumer demand, only partially offset by the FIFA World Cup related occasions. Top-line increased by 2.1%, with NR/hl excluding marketplace growing by 3.9%, reflecting our revenue management initiatives and premiumization. Cash COGS/hl excluding marketplace increased by 0.6% and Cash SG&A increased by 6.2%, mostly reflecting increased sales and marketing expenses, due to the FIFA World Cup activations. Normalized EBITDA increased by 2.9%, with both gross and Normalized EBITDA margin expanding 120 bps and 30 bps, respectively.
o	HY26: Net revenue was up 1.2% (volumes -1.8% and NR/hl +3.1%), and Normalized EBITDA increased by 4.2%, with gross and Normalized EBITDA margins both expanding by 80 bps.
•	Commercial highlights: We estimate to have gained both beer and beyond beer market share in the period, with our portfolio as the #1 share gainer in both categories. Our beer performance was led by Michelob Ultra and Busch, which were the top two share gainers in the industry. Beyond Beer growth was led by Cutwater and Mike’s Hard Lemonade which were two of the top four share gainers in the category.
Canada
R$ million	2Q25	Scope	Currency Translation	Organic Growth	2Q26	% As Reported	% Organic
Volume ('000 hl)	2,446.4	-		(43.1)	2,403.3	-1.8%	-1.8%
Net revenue	2,989.7	-	(297.9)	62.0	2,753.7	-7.9%	2.1%
Net revenue/hl (R$)	1,222.0	-	(124.0)	47.7	1,145.8	-6.2%	3.9%
COGS	(1,261.4)	-	122.5	11.5	(1,127.4)	-10.6%	-0.9%
COGS/hl (R$)	(515.6)	-	51.0	(4.5)	(469.1)	-9.0%	0.9%
COGS excl. deprec. & amort.	(1,183.1)	-	114.4	14.4	(1,054.3)	-10.9%	-1.2%
COGS/hl excl. deprec. & amort. (R$)	(483.6)	-	47.6	(2.7)	(438.7)	-9.3%	0.6%
Gross profit	1,728.3	-	(175.4)	73.4	1,626.3	-5.9%	4.2%
% Gross margin	57.8%				59.1%	130 bps	120 bps
SG&A excl. deprec. & amort.	(869.7)	-	93.2	(54.3)	(830.9)	-4.5%	6.2%
SG&A deprec. & amort.	(89.9)	-	7.1	21.4	(61.4)	-31.7%	-23.8%
SG&A total	(959.7)	-	100.4	(32.9)	(892.3)	-7.0%	3.4%
Other operating income/(expenses)	2.5	-	(0.7)	5.0	6.7	175.1%	nm
Normalized Operating Profit	771.1	-	(75.8)	45.5	740.8	-3.9%	5.9%
% Normalized Operating margin	25.8%				26.9%	110 bps	100 bps
Normalized EBITDA	939.2	-	(91.0)	27.1	875.3	-6.8%	2.9%
% Normalized EBITDA margin	31.4%				31.8%	40 bps	30 bps

Canada
R$ million	HY25	Scope	Currency Translation	Organic Growth	HY26	% As Reported	% Organic
Volume ('000 hl)	4,122.5	-		(76.2)	4,046.3	-1.8%	-1.8%
Net revenue	5,038.6	-	(417.5)	61.1	4,682.2	-7.1%	1.2%
Net revenue/hl (R$)	1,222.2	-	(103.2)	38.1	1,157.1	-5.3%	3.1%
COGS	(2,124.0)	-	172.7	14.4	(1,936.9)	-8.8%	-0.7%
COGS/hl (R$)	(515.2)	-	42.7	(6.1)	(478.7)	-7.1%	1.2%
COGS excl. deprec. & amort.	(1,991.9)	-	161.0	25.8	(1,805.1)	-9.4%	-1.3%
COGS/hl excl. deprec. & amort. (R$)	(483.2)	-	39.8	(2.7)	(446.1)	-7.7%	0.6%
Gross profit	2,914.7	-	(244.8)	75.5	2,745.3	-5.8%	2.6%
% Gross margin	57.8%				58.6%	80 bps	80 bps
SG&A excl. deprec. & amort.	(1,643.7)	-	136.9	(28.4)	(1,535.2)	-6.6%	1.7%
SG&A deprec. & amort.	(162.9)	-	10.9	29.5	(122.5)	-24.8%	-18.1%
SG&A total	(1,806.6)	-	147.8	1.1	(1,657.7)	-8.2%	-0.1%
Other operating income/(expenses)	12.0	-	(1.0)	0.4	11.4	-4.9%	3.6%
Normalized Operating Profit	1,120.1	-	(98.0)	77.0	1,099.1	-1.9%	6.9%
% Normalized Operating margin	22.2%				23.5%	130 bps	130 bps
Normalized EBITDA	1,415.1	-	(120.7)	59.0	1,353.4	-4.4%	4.2%
% Normalized EBITDA margin	28.1%				28.9%	80 bps	80 bps

9 In 2Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 1,143.8 (3.9% organic growth) and R$ (437.5) (0.6% organic growth), respectively. In HY26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 1,155.1 (3.1% organic growth) and R$ (444.8) (0.7% organic growth), respectively.

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AMBEV CONSOLIDATED10

Ambev
R$ million	2Q25	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	2Q26	% As Reported	% Organic
Volume ('000 hl)	39,569.3	(401.9)			560.5	39,727.9	0.4%	1.4%
Net revenue	20,090.2	(288.0)	(799.7)	(61.6)	1,208.0	20,148.9	0.3%	6.1%
Net revenue/hl (R$)	507.7	(2.1)	(20.1)	(1.7)	23.4	507.2	-0.1%	4.6%
COGS	(10,046.1)	72.1	402.5	41.8	(170.7)	(9,700.4)	-3.4%	1.7%
COGS/hl (R$)	(253.9)	(0.8)	10.1	1.1	(0.8)	(244.2)	-3.8%	0.3%
COGS excl. deprec. & amort.	(9,146.3)	74.9	362.1	39.2	(230.5)	(8,900.6)	-2.7%	2.6%
COGS/hl excl. deprec. & amort. (R$)	(231.1)	(0.5)	9.1	1.1	(2.6)	(224.0)	-3.1%	1.1%
Gross profit	10,044.1	(215.8)	(397.2)	(19.9)	1,037.4	10,448.5	4.0%	10.5%
% Gross margin	50.0%					51.9%	190 bps	200 bps
SG&A excl. deprec. & amort.	(5,377.0)	29.5	260.8	21.7	(568.7)	(5,633.8)	4.8%	10.7%
SG&A deprec. & amort.	(802.6)	28.5	22.8	1.1	18.9	(731.3)	-8.9%	-2.4%
SG&A total	(6,179.6)	57.9	283.6	22.8	(549.8)	(6,365.1)	3.0%	9.0%
Other operating income/(expenses)	585.9	48.0	2.6	(0.5)	126.2	762.2	30.1%	22.0%
Normalized Operating Profit	4,450.3	(109.9)	(111.1)	2.4	613.7	4,845.5	8.9%	14.2%
% Normalized Operating margin	22.2%					24.0%	180 bps	170 bps
Exceptional items above EBITDA	(51.2)	(7.7)	0.2	4.9	22.5	(31.3)	-39.0%	-44.0%
Net finance results	(974.0)					(486.1)	-50.1%
Share of results of joint ventures	(5.5)					11.0	nm
Income tax expense	(629.1)					(864.5)	37.4%
Profit	2,790.6					3,474.7	24.5%
Attributable to Ambev holders	2,717.7					3,386.9	24.6%
Attributable to non-controlling interests	72.8					87.8	20.5%

Normalized profit	2,832.7					3,492.7	23.3%
Attributable to Ambev holders	2,759.7					3,404.5	23.4%

Normalized EBITDA	6,152.7	(135.5)	(174.3)	(1.3)	535.0	6,376.7	3.6%	8.9%
% Normalized EBITDA margin	30.6%					31.6%	100 bps	80 bps

Ambev
R$ million	HY25	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	HY26	% As Reported	% Organic
Volume ('000 hl)	84,887.0	(776.4)			585.3	84,695.9	-0.2%	0.7%
Net revenue	42,587.6	(643.7)	(2,267.7)	(61.6)	2,998.9	42,613.4	0.1%	7.2%
Net revenue/hl (R$)	501.7	(3.0)	(26.8)	(0.8)	32.1	503.1	0.3%	6.4%
COGS	(20,991.9)	238.8	1,133.8	41.8	(1,004.5)	(20,582.0)	-2.0%	4.9%
COGS/hl (R$)	(247.3)	0.6	13.4	0.5	(10.2)	(243.0)	-1.7%	4.2%
COGS excl. deprec. & amort.	(19,164.3)	232.4	1,029.2	39.2	(1,072.0)	(18,935.6)	-1.2%	5.7%
COGS/hl excl. deprec. & amort. (R$)	(225.8)	0.7	12.2	0.6	(11.2)	(223.6)	-1.0%	5.0%
Gross profit	21,595.7	(404.9)	(1,133.9)	(19.9)	1,994.4	22,031.4	2.0%	9.4%
% Gross margin	50.7%					51.7%	100 bps	100 bps
SG&A excl. deprec. & amort.	(11,027.0)	78.7	652.7	21.7	(837.5)	(11,111.3)	0.8%	7.7%
SG&A deprec. & amort.	(1,588.1)	44.6	53.2	1.1	1.0	(1,488.2)	-6.3%	-0.1%
SG&A total	(12,615.1)	123.3	705.9	22.8	(836.5)	(12,599.5)	-0.1%	6.7%
Other operating income/(expenses)	1,201.1	(13.6)	(1.9)	(0.5)	180.2	1,365.2	13.7%	16.0%
Normalized Operating Profit	10,181.7	(295.3)	(429.9)	2.4	1,338.0	10,797.0	6.0%	13.5%
% Normalized Operating margin	23.9%					25.3%	140 bps	140 bps
Exceptional items above EBITDA	(72.6)	(7.7)	9.8	4.9	71.2	5.6	-107.8%	-98.1%
Net finance results	(1,830.4)					(1,542.7)	-15.7%
Share of results of joint ventures	(2.7)					10.7	nm
Income tax expense	(1,680.8)					(1,910.4)	13.7%
Profit	6,595.2					7,360.2	11.6%
Attributable to Ambev holders	6,411.7					7,155.2	11.6%
Attributable to non-controlling interests	183.5					205.1	11.7%

Normalized profit	6,652.9					7,325.1	10.1%
Attributable to Ambev holders	6,469.2					7,119.7	10.1%

Normalized EBITDA	13,597.4	(346.3)	(587.7)	(1.3)	1,269.5	13,931.6	2.5%	9.6%
% Normalized EBITDA margin	31.9%					32.7%	80 bps	70 bps

10 In 2Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 496.7 (5.2% organic growth) and R$ (215.7) (2.2% organic growth), respectively. In HY26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 492.5 (6.7% organic growth) and R$ (215.3) (5.8% organic growth), respectively. The scope changes refer to (i) tax credits and related effects in Brazil; (ii) deconsolidation of subsidiaries in CAC; and (iii) the organic growth cap methodology in Argentina results, when triggered, and the effects of applying the Hyperinflation Accounting within the quarter in LAS.

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OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	2Q25	2Q26	HY25	HY26
R$ million

Government grants and subsidized loan gains	416.6	453.1	873.2	972.0
(Additions to)/reversals of provisions	(7.8)	11.8	(74.8)	5.0
Gains/(losses) on disposals of property, plant and equipment, intangible assets and investments in associates	29.5	34.1	62.1	62.6
Other operating income/(expenses), net	147.5	263.1	340.6	325.6

Total	585.9	762.2	1,201.1	1,365.2

EXCEPTIONAL ITEMS

Exceptional items above EBITDA correspond primarily to restructuring expenses related to organizational improvements, resizing initiatives, and digitalization efforts within the Group, as well as to the effect related to the deconsolidation of balance sheet items, including subsidiaries restructuring.

Exceptional Items	2Q25	2Q26	HY25	HY26
R$ million

Restructuring	(51.2)	(31.3)	(72.6)	(80.7)
Subsidiary restructuring	-	-	-	86.3

Total	(51.2)	(31.3)	(72.6)	5.6

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NET FINANCE RESULTS

Net finance results in 2Q26 totaled R$ (486.1) million, an improvement of R$ 487.9 million compared to 2Q25, broken down as follows:

•	Interest income totaled R$ 629.3 million, mainly explained by: (i) interest income of R$ 325.5 million from cash balance investments in Brazil and Argentina, and (ii) interest rate on Brazilian tax credits of R$ 170.9 million.
•	Interest expense totaled R$ (539.6) million, mainly impacted by: (i) fair value adjustments of payables pursuant to IFRS 13 (CPC 46) of R$ (336.1) million, (ii) lease liabilities interest accruals of R$ (68.7) million in accordance with IFRS 16 (CPC 06 R2), (iii) interest on tax incentives of R$ (39.2) million, and (iv) CND put option interest accruals of R$ (35.3) million.
•	Losses on derivative instruments of R$ (167.2) million, mainly explained by (i) hedging carry costs related to our FX exposure of US$ 1.9 billion in Brazil, with approximately 9.6% carry cost, and (ii) hedging carry costs related to commodities. We did not incur hedging costs related to FX exposure in Argentina this quarter; however, we still maintain an FX exposure of US$ 241.5 million in the country.
•	Losses on non-derivative instruments of R$ (141.2) million, primarily reflecting foreign exchange losses related to USD purchases in Bolivia, partially offset by a non-cash positive effect related to the conversion of hard-currency balances held by the Company.
•	Taxes on financial transactions of R$ (51.1) million.
•	Other financial expenses of R$ (233.9) million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial income of R$ 17.5 million resulting from the adoption of hyperinflation accounting in Argentina.

Net finance results	2Q25	2Q26	HY25	HY26
R$ million

Interest income	497.5	629.3	1,061.6	1,195.9
Interest expenses	(504.9)	(539.6)	(1,011.1)	(1,074.2)
Gains/(losses) on derivative instruments	(276.3)	(167.2)	(554.7)	(704.8)
Gains/(losses) on non-derivative instruments	(527.5)	(141.2)	(1,015.4)	(447.3)
Taxes on financial transactions	(50.8)	(51.1)	(119.8)	(105.8)
Other net financial income/(expenses)	(83.5)	(233.9)	(164.8)	(434.7)
Hyperinflation Argentina	(28.4)	17.5	(26.2)	28.3
	-	-
Net finance results	(974.0)	(486.1)	(1,830.4)	(1,542.7)

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DEBT BREAKDOWN

Debt breakdown	December 31, 2025			June 30, 2026
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local currency	885.5	1,548.3	2,433.9	807.0	1,305.6	2,112.6
Foreign currency	281.8	671.3	953.0	266.6	569.7	836.3
Consolidated debt	1,167.3	2,219.6	3,386.9	1,073.6	1,875.4	2,949.0

Cash and cash equivalents less bank overdrafts			18,638.2			16,610.8
Current investment securities			1,681.7			1,735.6

Net debt/(cash)			(16,933.0)			(15,397.4)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution[11]	2Q25	2Q26	HY25	HY26
R$ million

Profit before income tax	3,419.7	4,339.2	8,276.0	9,270.7

Adjustment to the taxable basis
Other non-taxable income	(167.7)	(180.5)	(330.3)	(326.5)
Government grants related to taxes on sales	(96.9)	(106.7)	(193.9)	(211.7)
Share of results of associates and joint ventures	5.5	(11.0)	2.7	(10.7)
Non-deductible expenses	64.7	220.2	305.3	307.6
Taxation on a universal basis and other adjustments related to foreign subsidiaries	70.2	215.8	5.0	388.1
Total	3,295.4	4,477.0	8,064.8	9,417.4
Aggregated weighted nominal tax rate	27.5%	30.0%	27.6%	29.9%
Taxes payable – nominal rate	(906.1)	(1,341.0)	(2,224.1)	(2,813.6)

Adjustment to tax expenses
Income tax incentives	64.5	80.1	108.1	200.8
Deductible interest on capital	272.1	358.8	594.7	766.5
Tax savings arising from the amortization of goodwill	0.9	0.9	1.8	1.8
Withholding income tax	(59.8)	(21.2)	(103.5)	(131.0)
Argentina's hyperinflation effect	(19.7)	39.0	(27.9)	44.8
Recognition/(write-off) of deferred charges on tax losses	(17.6)	(38.1)	(45.5)	(35.0)
Other tax adjustments	36.7	56.9	15.6	55.2
Income tax and social contribution expense	(629.1)	(864.5)	(1,680.8)	(1,910.4)
Effective tax rate	18.4%	19.9%	20.3%	20.6%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of June 30, 2026.

Ambev S.A.'s shareholding structure
	ON (‘000 shares)	% Outs
Interbrew International GmbH	8,441,666	53.56%
Ambrew S.A.R.L.	1,287,715	8.17%
Fundação Zerrenner	1,609,987	10.21%
Market (free float)	4,113,427	26.08%
Treasury shares	310,870	1.97%
	15,763,665	100.00%

11 Other non-taxable income and Other tax adjustments lines are impacted by the effect of exceptional items below EBITDA.

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FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying hyperinflation accounting. The IFRS and CPC standards (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., June 30, 2026 closing rate for 2Q26 and HY26 results).

The HY26 hyperinflation accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the HY26 results against a dedicated line in the finance results; and (ii) the difference between the translation of the HY26 results at the closing exchange rate of June 30, 2026, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 2Q25, HY25, 2Q26 and HY26 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	2Q25	2Q26	HY25	HY26
Indexation(1)	179.9	173.2	256.3	241.8
Currency(2)	(472.1)	(189.8)	(608.5)	(174.8)
Total Impact	(292.2)	(16.6)	(352.2)	67.1
Normalized EBITDA
R$ million	2Q25	2Q26	HY25	HY26
Indexation(1)	22.9	(30.8)	(2.0)	(56.5)
Currency(2)	(2.5)	(6.5)	(21.4)	(4.4)
Total Impact	20.4	(37.3)	(23.4)	(60.9)

ARS/BRL average rate			190.8138	272.7728
ARS/BRL closing rate	218.8669	286.3902	218.8669	286.3902
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 2Q26, the transition to hyperinflation accounting in accordance with the IFRS rules resulted in (i) a positive adjustment of R$17.5 million reported in the finance results, (ii) a negative impact on the Profit of R$ 123.4 million, (iii) a negative impact on the Normalized Profit of R$ 123.7 million, and (iv) a negative impact of R$ 0.01 on EPS, as well as on Normalized EPS.

In HY26, the consequences of the transition were (i) a positive adjustment of R$28.3 million reported in the finance results, (ii) a negative impact on the Profit of R$ 302.9 million, (iii) a negative impact on the Normalized Profit of R$ 303.1 million, and (iv) a negative impact of R$ 0.02 on EPS, as well as on Normalized EPS.

The Q2 results are calculated by deducting from the HY results the 3M results as published. Consequently, LAS and consolidated 2Q26, 2Q25, HY26 and HY25 results are impacted by the adjustment of 3M results for the cumulative

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inflation between reporting periods, as well as by the translation of 3M results at the HY closing exchange rate, of June 30 as follows:

LAS - 3M As Reported	HY25	Scope	Currency Translation	Organic Growth	HY26	% Organic
Net revenue	8,831.3	122.1	(1,340.4)	710.9	8,262.3	8.1%
COGS	(4,777.6)	(161.6)	761.3	(222.9)	(4,359.0)	4.7%
COGS excl. deprec. & amort.	(4,355.4)	(146.0)	692.0	(202.8)	(3,973.1)	4.7%
Gross profit	4,053.6	(39.5)	(579.1)	488.1	3,903.3	12.0%
SG&A excl. deprec. & amort.	(2,268.8)	(48.0)	419.8	(302.2)	(2,177.4)	13.3%
SG&A deprec. & amort.	(218.3)	22.6	30.7	(16.5)	(180.3)	7.6%
SG&A total	(2,487.1)	(25.4)	450.6	(318.7)	(2,357.7)	12.8%
Other operating income/(expenses)	16.4	1.0	(2.5)	6.6	21.0	40.3%
Normalized Operating Profit	1,583.0	(63.8)	(131.1)	176.0	1,566.6	11.1%
Normalized EBITDA	2,223.4	(70.8)	(231.1)	212.6	2,132.8	9.6%

LAS - 3M Recalculated at YTD Exchange Rates	HY25	Scope	Currency Translation	Organic Growth	HY26	% Organic
Net revenue	8,546.6	60.5	(1,066.3)	710.9	8,190.0
COGS	(4,628.6)	(119.8)	610.3	(222.9)	(4,319.2)
COGS excl. deprec. & amort.	(4,219.8)	(106.8)	553.6	(202.8)	(3,936.6)
Gross profit	3,917.9	(59.4)	(456.0)	488.1	3,870.8
SG&A excl. deprec. & amort.	(2,192.3)	(26.3)	342.1	(302.2)	(2,156.9)
SG&A deprec. & amort.	(212.0)	23.7	24.9	(16.5)	(178.8)
SG&A total	(2,404.3)	(2.6)	367.0	(318.7)	(2,335.7)
Other operating income/(expenses)	15.6	0.5	(1.5)	6.6	20.8
Normalized Operating Profit	1,529.2	(61.4)	(90.4)	176.0	1,555.9
Normalized EBITDA	2,150.0	(72.0)	(172.0)	212.6	2,117.3

LAS - 3M Recalculation Impact in 2Q	HY25	Scope	Currency Translation	Organic Growth	HY26	% Organic
Net revenue	(284.7)	(61.6)	274.1	-	(72.2)
COGS	149.0	41.8	(151.0)	-	39.8
COGS excl. deprec. & amort.	135.6	39.2	(138.4)	-	36.5
Gross profit	(135.7)	(19.9)	123.1	-	(32.4)
SG&A excl. deprec. & amort.	76.5	21.7	(77.7)	-	20.5
SG&A deprec. & amort.	6.2	1.1	(5.8)	-	1.5
SG&A total	82.7	22.8	(83.5)	-	22.0
Other operating income/(expenses)	(0.8)	(0.5)	1.0	-	(0.3)
Normalized Operating Profit	(53.8)	2.4	40.6	-	(10.7)
Normalized EBITDA	(73.4)	(1.3)	59.1	-	(15.6)

For FY26, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year, and three-year cumulative of 100%). For COGS and distribution expenses, the same price rate cap applies, calculated on a “per hectoliter” basis when applicable. For other income statement lines disclosed, organic growth is calculated pro rata to the capped net revenue growth. Such calculation method applies to amounts in local currency that are then converted from ARS (capped) to BRL using the applicable closing rate, and corresponding adjustments are made through scope changes when triggered.

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Normalized EBITDA, Normalized Operating Profit and Normalized Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

EBITDA, Normalized EBITDA, Normalized Operating Profit and Normalized Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA, Normalized Operating Profit and Normalized Profit do not have a standard calculation method, and Ambev’s definition of Normalized EBITDA, Normalized Operating Profit and Normalized Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q25	2Q26	HY25	HY26
R$ million
Attributable to equity holders of Ambev	2,717.7	3,386.9	6,411.7	7,155.2
Attributable to non-controlling interest	72.8	87.8	183.5	205.1
Profit	2,790.6	3,474.7	6,595.2	7,360.2
Exceptional items above EBITDA	51.2	31.3	72.6	(5.6)
Exceptional items below EBITDA[12]	(9.1)	(13.2)	(14.9)	(29.5)
Normalized Profit	2,832.7	3,492.7	6,652.9	7,325.1
Exceptional items above EBITDA	(51.2)	(31.3)	(72.6)	5.6
Exceptional items below EBITDA	9.1	13.2	14.9	29.5
Income tax expense	629.1	864.5	1,680.8	1,910.4
Profit before taxes	3,419.7	4,339.2	8,276.0	9,270.7
Share of results of associates and joint ventures	5.5	(11.0)	2.7	(10.7)
Net finance results	974.0	486.1	1,830.4	1,542.7
Exceptional items above EBITDA	51.2	31.3	72.6	(5.6)
Normalized Operating Profit	4,450.3	4,845.5	10,181.7	10,797.0
Depreciation & amortization - total	1,702.4	1,531.1	3,415.7	3,134.6
Normalized EBITDA	6,152.7	6,376.7	13,597.4	13,931.6
Exceptional items above EBITDA	(51.2)	(31.3)	(72.6)	5.6
Share of results of joint ventures	(5.5)	11.0	(2.7)	10.7
EBITDA	6,096.1	6,356.4	13,522.0	13,947.9

12 Exceptional items below EBITDA correspond to the exceptional items that impacted income tax expenses.

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RECONCILIATION OF NET FINANCE RESULTS BETWEEN INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND PRESS RELEASE

Net finance results presented on page 12 are a summarized view used by Ambev’s management to measure and analyze the Company’s financial performance. The reconciliation between such summarized view and Interim Consolidated Financial Statements is presented below:

Reconciliation - Net finance results	2Q25	2Q26	HY25	HY26
R$ million
Income from cash and cash equivalents	249.5	355.7	591.6	698.2
Income from debt securities	45.6	67.0	80.6	132.5
Income from other receivables	202.3	206.6	389.5	365.2
Interest income	497.5	629.3	1,061.6	1,195.9
Interest on accounts payable present value adjustment	(273.3)	(336.1)	(545.5)	(647.4)
Interest on bank debts and tax incentives	(43.3)	(41.1)	(87.6)	(87.1)
Interest on leases	(63.7)	(68.7)	(121.6)	(140.9)
Other interest expenses	(124.6)	(93.7)	(256.4)	(198.8)
Interest expenses	(504.9)	(539.6)	(1,011.1)	(1,074.2)
Losses on hedging instruments	(276.3)	(167.2)	(554.7)	(704.8)
Gains/(losses) on derivative instruments	(276.3)	(167.2)	(554.7)	(704.8)
Exchange differences, net	(527.5)	(141.2)	(1,015.4)	(447.3)
Gains/(losses) on non-derivative instruments	(527.5)	(141.2)	(1,015.4)	(447.3)
Taxes on financial transactions	(50.8)	(51.1)	(119.8)	(105.8)
Taxes on financial transactions	(50.8)	(51.1)	(119.8)	(105.8)
Interest on provisions for disputes and litigation	(35.6)	(12.6)	(87.9)	(62.9)
Interest on pension plans	(27.4)	(27.5)	(55.2)	(58.2)
Bank guarantee expenses and surety bond premiums	(101.2)	(113.8)	(170.4)	(185.9)
Other net financial income/(expenses)	80.7	(80.1)	148.7	(127.7)
Other net financial income/(expenses)	(83.5)	(233.9)	(164.8)	(434.7)
Effects of the application of IAS 29 (hyperinflation)	(28.4)	17.5	(26.2)	28.3
Hyperinflation Argentina	(28.4)	17.5	(26.2)	28.3
Net finance results	(974.0)	(486.1)	(1,830.4)	(1,542.7)

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2Q 2026 EARNINGS CONFERENCE CALL

Speakers:	Carlos Lisboa
Chief Executive Officer

Guilherme Fleury
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	July 30th, 2026 (Thursday)

Time:	12:30 (Brasília)
11:30 (New York)

The conference call will be transmitted live via webcast available at:

English: Webcast - English

Portuguese: Webcast - Portuguese

Sell side analysts covering the company as indicated on our website can participate and apply for Q&A by clicking here.

For additional information, please contact the Investor Relations team:

Patrick Conrad	Elisa Moukarzel Sbardelini	Leandro Ferreira De Souza

patrick.conrad@ambev.com.br	elisa.sbardelini@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

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NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Whenever used in this document, terms referring to percentage changes are intended to simplify the reader’s understanding and correspond to the following ranges, regardless of whether the variance is positive or negative: flat (0.0 - 0.1%); low-single digit (0.2 - 3.3%); mid-single digit (3.4 - 6.6%); high-single digit (6.7 - 9.9%); double-digit (10.0 - 19.9%); low-teens (10.1 - 13.3%); mid-teens (13.4 - 16.6%); high-teens (16.7 - 19.9%); twenties (20.0 - 29.9%); low-twenties (20.1 – 23.3%); mid-twenties (23.4 – 26.6%); high-twenties (26.7 – 29.9%). For higher percentages that exceed the prior defined ranges, the same classification logic shall be applied accordingly.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2025 (2Q25). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Ambev - EBITDA to Normalized EBITDA Reconciliation by Segment	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	2Q25	2Q26%		2Q25	2Q26%		2Q25	2Q26%		2Q25	2Q26%		2Q25	2Q26%		2Q25	2Q26%		2Q25	2Q26%

EBITDA	2,855.6	3,267.5	13.1%	534.2	610.7	13.8%	3,389.8	3,878.2	13.1%	1,192.2	1,023.9	6.4%	590.9	581.2	3.6%	923.2	873.2	4.4%	6,096.1	6,356.4	9.6%
% of total	46.8%	51.4%		8.8%	9.6%		55.6%	61.0%		19.6%	16.1%		9.7%	9.1%		15.1%	13.7%		100.0%	100.0%
Exceptional items	-7.6	-5.1	-32.3%	-	-	0.0%	-7.6	-5.1	-32.3%	-2.3	-3.4	-40.0%	-25.2	-20.7	-21.3%	-16.1	-2.1	-85.8%	-51.2	-31.3	-44.0%
% of total	14.8%	16.5%		0.0%	0.0%		14.8%	16.5%		4.5%	10.7%		49.3%	66.1%		31.4%	6.7%		100.0%	100.0%
Share of results of joint ventures	-5.5	-2.6	-52.5%	-	-	0.0%	-5.5	-2.6	-52.5%	-	13.6	0.0%	-	-	0.0%	-	-	0.0%	-5.5	11.0	nm
% of total	100.0%	-23.5%		0.0%	0.0%		100.0%	-23.5%		0.0%	123.5%		0.0%	0.0%		0.0%	0.0%		100.0%	100.0%
Normalized EBITDA	2,868.7	3,275.2	12.8%	534.2	610.7	13.8%	3,402.9	3,885.9	13.0%	1,194.5	1,013.6	4.9%	616.1	601.8	2.6%	939.2	875.3	2.9%	6,152.7	6,376.7	8.9%
% of total	46.6%	51.4%		8.7%	9.6%		55.3%	60.9%		19.4%	15.9%		10.0%	9.4%		15.3%	13.7%		100.0%	100.0%

Ambev - EBITDA to Normalized EBITDA Reconciliation by Segment	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	HY25	HY26%		HY25	HY26%		HY25	HY26%		HY25	HY26%		HY25	HY26%		HY25	HY26%		HY25	HY26%

EBITDA	6,480.6	7,114.6	10.1%	1,166.2	1,335.7	15.2%	7,646.8	8,450.3	10.9%	2,287.1	2,074.6	14.2%	2,189.0	2,071.7	7.9%	1,399.1	1,351.3	5.2%	13,522.0	13,947.9	10.3%
% of total	47.9%	51.0%		8.6%	9.6%		56.6%	60.6%		16.9%	14.9%		16.2%	14.9%		10.3%	9.7%		100.0%	100.0%
Exceptional items	-17.3	-11.0	8.6%	-	-	0.0%	-17.3	-11.0	-36.5%	-4.8	79.8	nm	-34.4	-61.1	117.7%	-16.1	-2.1	-85.8%	-72.6	5.6	-98.1%
% of total	23.8%	-194.8%		0.0%	0.0%		23.8%	-194.7%		6.6%	1416.0%		47.4%	-1084.1%		22.1%	-37.2%		100.0%	100.0%
Share of results of joint ventures	-2.8	-2.9	6.2%	-	-	0.0%	-2.8	-2.9	6.2%	-	13.6	0.0%	-	-	0.0%	0.0	-	-100.0%	-2.7	10.7	nm
% of total	101.2%	-27.6%		0.0%	0.0%		101.2%	-27.6%		0.0%	127.6%		0.0%	0.0%		-1.2%	0.0%		100.0%	100.0%
Normalized EBITDA	6,500.7	7,128.5	9.9%	1,166.2	1,335.7	15.2%	7,666.9	8,464.2	10.7%	2,292.0	1,981.2	9.0%	2,223.4	2,132.8	9.6%	1,415.1	1,353.4	4.2%	13,597.4	13,931.6	9.6%
% of total	47.8%	51.2%		8.6%	9.6%		56.4%	60.8%		16.9%	14.2%		16.4%	15.3%		10.4%	9.7%		100.0%	100.0%

ambev.com.br	Press Release – July 30, 2026

Page | 22

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	2Q25	2Q26%		2Q25	2Q26%		2Q25	2Q26%		2Q25	2Q26%		2Q25	2Q26%		2Q25	2Q26%		2Q25	2Q26%
Volume ('000 hl)	20,042.3	21,034.9	5.0%	7,962.4	7,615.3	-4.4%	28,004.7	28,650.2	2.3%	2,924.1	2,659.4	5.4%	6,194.1	6,015.0	-2.9%	2,446.4	2,403.3	-1.8%	39,569.3	39,727.9	1.4%
R$ million
Net revenue	8,989.6	9,791.1	8.9%	2,031.2	2,060.5	1.4%	11,020.8	11,851.6	7.5%	2,784.6	2,317.5	7.1%	3,295.2	3,226.2	4.4%	2,989.7	2,753.7	2.1%	20,090.2	20,148.9	6.1%
% of total	44.7%	48.6%		10.1%	10.2%		54.9%	58.8%		13.9%	11.5%		16.4%	16.0%		14.9%	13.7%		100.0%	100.0%
COGS	(4,413.5)	(4,694.9)	6.4%	(1,182.9)	(1,088.0)	-8.0%	(5,596.4)	(5,782.9)	3.3%	(1,244.6)	(967.8)	2.4%	(1,943.7)	(1,822.3)	-1.5%	(1,261.4)	(1,127.4)	-0.9%	(10,046.1)	(9,700.4)	1.7%
% of total	43.9%	48.4%		11.8%	11.2%		55.7%	59.6%		12.4%	10.0%		19.3%	18.8%		12.6%	11.6%		100.0%	100.0%
Gross profit	4,576.1	5,096.1	11.4%	848.3	972.5	14.6%	5,424.4	6,068.6	11.9%	1,539.9	1,349.7	10.6%	1,351.4	1,403.8	13.0%	1,728.3	1,626.3	4.2%	10,044.1	10,448.5	10.5%
% of total	45.6%	48.8%		8.4%	9.3%		54.0%	58.1%		15.3%	12.9%		13.5%	13.4%		17.2%	15.6%		100.0%	100.0%
SG&A	(3,090.8)	(3,381.2)	9.4%	(543.0)	(557.3)	2.6%	(3,633.8)	(3,938.5)	8.4%	(539.3)	(451.6)	9.6%	(1,046.8)	(1,082.7)	16.1%	(959.7)	(892.3)	3.4%	(6,179.6)	(6,365.1)	9.0%
% of total	50.0%	53.1%		8.8%	8.8%		58.8%	61.9%		8.7%	7.1%		16.9%	17.0%		15.5%	14.0%		100.0%	100.0%
Other operating income/(expenses)	459.8	657.2	35.1%	130.5	111.7	-16.9%	590.3	768.9	23.5%	(11.5)	(17.2)	149.4%	4.6	3.7	-51.7%	2.5	6.7	nm	585.9	762.2	22.0%
% of total	78.5%	86.2%		22.3%	14.7%		100.8%	100.9%		-2.0%	-2.3%		0.8%	0.5%		0.4%	0.9%		100.0%	100.0%
Normalized Operating Profit	1,945.1	2,372.2	20.0%	435.8	526.9	20.4%	2,380.9	2,899.1	20.1%	989.2	880.9	9.9%	309.2	324.8	1.6%	771.1	740.8	5.9%	4,450.3	4,845.5	14.2%
% of total	43.7%	49.0%		9.8%	10.9%		53.5%	59.8%		22.2%	18.2%		6.9%	6.7%		17.3%	15.3%		100.0%	100.0%
Normalized EBITDA	2,868.7	3,275.2	12.8%	534.2	610.7	13.8%	3,402.9	3,885.9	13.0%	1,194.5	1,013.6	4.9%	616.1	601.8	2.6%	939.2	875.3	2.9%	6,152.7	6,376.7	8.9%
% of total	46.6%	51.4%		8.7%	9.6%		55.3%	60.9%		19.4%	15.9%		10.0%	9.4%		15.3%	13.7%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-49.1%	-48.0%		-58.2%	-52.8%		-50.8%	-48.8%		-44.7%	-41.8%		-59.0%	-56.5%		-42.2%	-40.9%		-50.0%	-48.1%
Gross profit	50.9%	52.0%		41.8%	47.2%		49.2%	51.2%		55.3%	58.2%		41.0%	43.5%		57.8%	59.1%		50.0%	51.9%
SG&A	-34.4%	-34.5%		-26.7%	-27.0%		-33.0%	-33.2%		-19.4%	-19.5%		-31.8%	-33.6%		-32.1%	-32.4%		-30.8%	-31.6%
Other operating income/(expenses)	5.1%	6.7%		6.4%	5.4%		5.4%	6.5%		-0.4%	-0.7%		0.1%	0.1%		0.1%	0.2%		2.9%	3.8%
Normalized Operating Profit	21.6%	24.2%		21.5%	25.6%		21.6%	24.5%		35.5%	38.0%		9.4%	10.1%		25.8%	26.9%		22.2%	24.0%
Normalized EBITDA	31.9%	33.5%		26.3%	29.6%		30.9%	32.8%		42.9%	43.7%		18.7%	18.7%		31.4%	31.8%		30.6%	31.6%

Per hectoliter - (R$/hl)
Net revenue	448.5	465.5	3.8%	255.1	270.6	6.1%	393.5	413.7	5.1%	952.3	871.4	1.5%	532.0	536.3	7.5%	1,222.0	1,145.8	3.9%	507.7	507.2	4.6%
COGS	(220.2)	(223.2)	1.4%	(148.6)	(142.9)	-3.8%	(199.8)	(201.8)	1.0%	(425.6)	(363.9)	-2.9%	(313.8)	(303.0)	1.4%	(515.6)	(469.1)	0.9%	(253.9)	(244.2)	0.3%
Gross profit	228.3	242.3	6.1%	106.5	127.7	19.9%	193.7	211.8	9.4%	526.6	507.5	4.9%	218.2	233.4	16.3%	706.5	676.7	6.1%	253.8	263.0	9.0%
SG&A	(154.2)	(160.7)	4.2%	(68.2)	(73.2)	7.3%	(129.8)	(137.5)	5.9%	(184.4)	(169.8)	4.0%	(169.0)	(180.0)	19.5%	(392.3)	(371.3)	5.3%	(156.2)	(160.2)	7.5%
Other operating income/(expenses)	22.9	31.2	28.7%	16.4	14.7	-13.1%	21.1	26.8	20.7%	(3.9)	(6.5)	136.5%	0.7	0.6	-50.3%	1.0	2.8	nm	14.8	19.2	20.3%
Normalized Operating Profit	97.0	112.8	14.3%	54.7	69.2	25.9%	85.0	101.2	17.4%	338.3	331.2	4.3%	49.9	54.0	4.6%	315.2	308.2	7.8%	112.5	122.0	12.5%
Normalized EBITDA	143.1	155.7	7.5%	67.1	80.2	19.0%	121.5	135.6	10.4%	408.5	381.1	-0.5%	99.5	100.1	5.6%	383.9	364.2	4.7%	155.5	160.5	7.4%

ambev.com.br	Press Release – July 30, 2026

Page | 23

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	HY25	HY26%		HY25	HY26%		HY25	HY26%		HY25	HY26%		HY25	HY26%		HY25	HY26%		HY25	HY26%
Volume ('000 hl)	43,201.0	44,464.7	2.9%	16,896.9	16,198.9	-4.1%	60,098.0	60,663.6	0.9%	5,675.1	5,219.4	6.5%	14,991.4	14,766.5	-1.5%	4,122.5	4,046.3	-1.8%	84,887.0	84,695.9	0.7%
R$ million
Net revenue	18,990.4	20,751.1	9.3%	4,285.8	4,355.1	1.6%	23,276.1	25,106.2	7.9%	5,441.5	4,562.7	8.5%	8,831.3	8,262.3	8.1%	5,038.6	4,682.2	1.2%	42,587.6	42,613.4	7.2%
% of total	44.6%	48.7%		10.1%	10.2%		54.7%	58.9%		12.8%	10.7%		20.7%	19.4%		11.8%	11.0%		100.0%	100.0%
COGS	(9,120.8)	(10,046.9)	10.2%	(2,467.2)	(2,294.2)	-7.0%	(11,588.0)	(12,341.1)	6.5%	(2,502.2)	(1,945.1)	2.0%	(4,777.6)	(4,359.0)	4.7%	(2,124.0)	(1,936.9)	-0.7%	(20,991.9)	(20,582.0)	4.9%
% of total	43.4%	48.8%		11.8%	11.1%		55.2%	60.0%		11.9%	9.5%		22.8%	21.2%		10.1%	9.4%		100.0%	100.0%
Gross profit	9,869.6	10,704.2	8.5%	1,818.5	2,060.9	13.3%	11,688.1	12,765.1	9.2%	2,939.3	2,617.7	13.7%	4,053.6	3,903.3	12.0%	2,914.7	2,745.3	2.6%	21,595.7	22,031.4	9.4%
% of total	45.7%	48.6%		8.4%	9.4%		54.1%	57.9%		13.6%	11.9%		18.8%	17.7%		13.5%	12.5%		100.0%	100.0%
SG&A	(6,143.3)	(6,548.3)	6.6%	(1,112.9)	(1,120.0)	0.6%	(7,256.2)	(7,668.3)	5.7%	(1,065.2)	(915.8)	11.7%	(2,487.1)	(2,357.7)	12.8%	(1,806.6)	(1,657.7)	-0.1%	(12,615.1)	(12,599.5)	6.7%
% of total	48.7%	52.0%		8.8%	8.9%		57.5%	60.9%		8.4%	7.3%		19.7%	18.7%		14.3%	13.2%		100.0%	100.0%
Other operating income/(expenses)	920.6	1,128.9	25.7%	255.0	216.8	-13.1%	1,175.6	1,345.6	17.1%	(2.9)	(12.9)	nm	16.4	21.0	40.3%	12.0	11.4	3.6%	1,201.1	1,365.2	16.0%
% of total	76.6%	82.7%		21.2%	15.9%		97.9%	98.6%		-0.2%	-0.9%		1.4%	1.5%		1.0%	0.8%		100.0%	100.0%
Normalized Operating Profit	4,646.9	5,284.7	14.2%	960.6	1,157.7	21.4%	5,607.5	6,442.4	15.4%	1,871.2	1,689.0	14.0%	1,583.0	1,566.6	11.1%	1,120.1	1,099.1	6.9%	10,181.7	10,797.0	13.5%
% of total	45.6%	48.9%		9.4%	10.7%		55.1%	59.7%		18.4%	15.6%		15.5%	14.5%		11.0%	10.2%		100.0%	100.0%
Normalized EBITDA	6,500.7	7,128.5	9.9%	1,166.2	1,335.7	15.2%	7,666.9	8,464.2	10.7%	2,292.0	1,981.2	9.0%	2,223.4	2,132.8	9.6%	1,415.1	1,353.4	4.2%	13,597.4	13,931.6	9.6%
% of total	47.8%	51.2%		8.6%	9.6%		56.4%	60.8%		16.9%	14.2%		16.4%	15.3%		10.4%	9.7%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-48.0%	-48.4%		-57.6%	-52.7%		-49.8%	-49.2%		-46.0%	-42.6%		-54.1%	-52.8%		-42.2%	-41.4%		-49.3%	-48.3%
Gross profit	52.0%	51.6%		42.4%	47.3%		50.2%	50.8%		54.0%	57.4%		45.9%	47.2%		57.8%	58.6%		50.7%	51.7%
SG&A	-32.3%	-31.6%		-26.0%	-25.7%		-31.2%	-30.5%		-19.6%	-20.1%		-28.2%	-28.5%		-35.9%	-35.4%		-29.6%	-29.6%
Other operating income/(expenses)	4.8%	5.4%		5.9%	5.0%		5.1%	5.4%		-0.1%	-0.3%		0.2%	0.3%		0.2%	0.2%		2.8%	3.2%
Normalized Operating Profit	24.5%	25.5%		22.4%	26.6%		24.1%	25.7%		34.4%	37.0%		17.9%	19.0%		22.2%	23.5%		23.9%	25.3%
Normalized EBITDA	34.2%	34.4%		27.2%	30.7%		32.9%	33.7%		42.1%	43.4%		25.2%	25.8%		28.1%	28.9%		31.9%	32.7%

Per hectoliter - (R$/hl)
Net revenue	439.6	466.7	6.2%	253.6	268.9	6.0%	387.3	413.9	6.9%	958.8	874.2	1.8%	589.1	559.5	9.7%	1,222.2	1,157.1	3.1%	501.7	503.1	6.4%
COGS	(211.1)	(226.0)	7.0%	(146.0)	(141.6)	-3.0%	(192.8)	(203.4)	5.5%	(440.9)	(372.7)	-4.2%	(318.7)	(295.2)	6.3%	(515.2)	(478.7)	1.2%	(247.3)	(243.0)	4.2%
Gross profit	228.5	240.7	5.4%	107.6	127.2	18.2%	194.5	210.4	8.2%	517.9	501.5	6.8%	270.4	264.3	13.7%	707.0	678.5	4.5%	254.4	260.1	8.6%
SG&A	(142.2)	(147.3)	3.6%	(65.9)	(69.1)	5.0%	(120.7)	(126.4)	4.7%	(187.7)	(175.5)	4.8%	(165.9)	(159.7)	14.5%	(438.2)	(409.7)	1.8%	(148.6)	(148.8)	6.0%
Other operating income/(expenses)	21.3	25.4	22.1%	15.1	13.4	-9.3%	19.6	22.2	16.0%	(0.5)	(2.5)	nm	1.1	1.4	42.5%	2.9	2.8	5.5%	14.1	16.1	15.2%
Normalized Operating Profit	107.6	118.9	10.9%	56.9	71.5	26.7%	93.3	106.2	14.3%	329.7	323.6	7.0%	105.6	106.1	12.8%	271.7	271.6	8.9%	119.9	127.5	12.7%
Normalized EBITDA	150.5	160.3	6.8%	69.0	82.5	20.2%	127.6	139.5	9.7%	403.9	379.6	2.3%	148.3	144.4	11.2%	343.3	334.5	6.1%	160.2	164.5	8.8%

ambev.com.br	Press Release – July 30, 2026

Page | 24

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2025	June 30, 2026

Assets
Current assets
Cash and cash equivalents	18,638.2	16,610.8
Investment securities	1,681.7	1,735.6
Trade receivables	6,351.6	5,569.1
Derivative financial instruments	769.2	631.3
Inventories	10,520.1	10,416.1
Recoverable taxes	3,623.4	2,677.6
Other assets	1,911.9	2,457.2
Assets held for sale	379.4	377.0
	43,875.6	40,474.6

Non-current assets
Investment securities	123.3	78.1
Derivative financial instruments	8.9	5.3
Recoverable taxes	10,149.1	10,143.4
Deferred tax assets	8,404.4	8,399.3
Other assets	1,784.7	1,704.0
Employee benefits	29.9	28.0
Long term assets	20,500.4	20,358.1

Investments in associates and joint ventures	485.8	1,077.6
Property, plant and equipment	27,644.3	25,644.2
Intangible assets	11,042.7	10,567.9
Goodwill	41,538.4	40,086.6
	101,211.6	97,734.4

Total assets	145,087.2	138,209.0

Equity and liabilities
Current liabilities
Trade payables	23,742.8	20,725.2
Derivative financial instruments	925.1	1,131.5
Interest-bearing loans and borrowing	1,167.3	1,073.6
Payroll and social security payables	2,200.7	2,136.1
Dividends and interest on capital payables	4,927.8	4,194.4
Income tax and social contribution payable	1,437.3	1,166.2
Taxes and contributions payable	6,003.1	3,879.6
Other liabilities, including put options granted on subsidiaries	4,623.7	4,653.0
Provisions	571.4	662.2
	45,599.3	39,621.9

Non-current liabilities
Trade payables	313.0	238.6
Derivative financial instruments	0.3	2.7
Interest-bearing loans and borrowing	2,219.6	1,875.4
Deferred tax liabilities	3,912.3	3,856.6
Income tax and social contribution payable	713.6	570.3
Taxes and contributions payable	659.7	684.9
Other liabilities	4.3	3.9
Provisions	877.7	707.6
Employee benefits	2,012.7	1,754.0
	10,713.1	9,693.9

Total liabilities	56,312.4	49,315.8

Equity
Issued capital	58,275.1	58,307.4
Reserves	108,003.5	105,397.0
Carrying value adjustments	(78,364.5)	(82,915.2)
Retained earnings/(losses)	-	7,524.0
Equity attributable to Ambev’s shareholders	87,914.0	88,313.2
Non-controlling interest	860.7	580.0
Total Equity	88,774.8	88,893.2

Total equity and liabilities	145,087.2	138,209.0

ambev.com.br	Press Release – July 30, 2026

Page | 25

CONSOLIDATED INCOME STATEMENT	2Q25	2Q26	HY25	HY26
R$ million

Net revenue	20,090.2	20,148.9	42,587.6	42,613.4
Cost of goods sold	(10,046.1)	(9,700.4)	(20,991.9)	(20,582.0)
Gross profit	10,044.1	10,448.5	21,595.7	22,031.4

Distribution expenses	(2,580.3)	(2,697.9)	(5,457.0)	(5,469.9)
Sales and marketing expenses	(2,172.9)	(2,335.4)	(4,242.8)	(4,337.5)
Administrative expenses	(1,426.3)	(1,331.9)	(2,915.2)	(2,792.0)
Other operating income/(expenses)	585.9	762.2	1,201.1	1,365.2

Normalized Operating Profit	4,450.3	4,845.5	10,181.7	10,797.0

Exceptional items	(51.2)	(31.3)	(72.6)	5.6

Income from operations	4,399.1	4,814.3	10,109.1	10,802.6

Net finance results	(974.0)	(486.1)	(1,830.4)	(1,542.7)
Share of results of joint ventures	(5.5)	11.0	(2.7)	10.7

Profit before income tax	3,419.7	4,339.2	8,276.0	9,270.7

Income tax expense	(629.1)	(864.5)	(1,680.8)	(1,910.4)

Profit	2,790.6	3,474.7	6,595.2	7,360.2
Equity holders of Ambev	2,717.7	3,386.9	6,411.7	7,155.2
Non-controlling interest	72.8	87.8	183.5	205.1

Basic earnings per share (R$)	0.17	0.22	0.41	0.46
Diluted earnings per share (R$)	0.17	0.22	0.41	0.46

Normalized Profit	2,832.7	3,492.7	6,652.9	7,325.1

Normalized basic earnings per share (R$)	0.18	0.22	0.41	0.46
Normalized diluted earnings per share (R$)	0.18	0.22	0.41	0.45

Number of basic shares outstanding (millions of shares)	15,613.2	15,513.7	15,638.7	15,610.0
Number of diluted shares outstanding (millions of shares)	15,685.6	15,580.1	15,711.1	15,676.3

ambev.com.br	Press Release – July 30, 2026

Page | 26

CONSOLIDATED STATEMENT OF CASH FLOWS	2Q25	2Q26	HY25	HY26
R$ million

Net income	2,790.6	3,474.7	6,595.2	7,360.2
Depreciation, amortization and impairment	1,702.4	1,531.1	3,415.7	3,134.6
Impairment losses on receivables and inventory	59.7	52.4	139.1	101.6
Additions to/(reversals of) provisions and employee benefits	80.5	4.0	199.6	55.6
Net financial results	974.0	486.1	1,830.4	1,542.7
Losses/(gains) on sales of property, plant and equipment and intangible assets	(29.5)	(34.1)	(62.1)	(62.6)
Losses/(gains) on sales of operations in subsidiaries	-	-	-	(86.3)
Share-based payment expenses	107.1	97.4	206.1	190.6
Income tax expenses	629.1	864.5	1,680.8	1,910.4
Share of results of associates and joint ventures	5.5	(11.0)	2.7	(10.7)
Hedge operations	(111.5)	(177.3)	(697.5)	(116.9)
Cash flow from operating activities before changes in working capital	6,207.9	6,287.8	13,310.0	14,019.3
(Increase)/decrease in trade and other receivables	208.7	689.1	921.3	662.1
(Increase)/decrease in inventories	457.2	(220.4)	(555.2)	(463.1)
Increase/(decrease) in trade and other payables	(2,931.2)	(1,416.7)	(6,976.3)	(4,731.7)
Cash generated from operations	3,942.7	5,339.8	6,699.9	9,486.6
Interest paid	(141.8)	(154.4)	(379.3)	(355.9)
Interest received	282.8	358.9	649.5	792.6
Dividends received	2.5	31.0	7.0	112.1
Income tax paid	(1,036.1)	(863.9)	(2,723.1)	(2,163.1)
Cash flow from operating activities	3,050.0	4,711.4	4,254.0	7,872.3

Proceeds from sales of property, plant and equipment and intangible assets	34.6	44.4	66.7	78.1
Acquisitions of property, plant and equipment and intangible assets	(1,088.2)	(879.9)	(1,916.4)	(1,346.7)
Sale/(acquisition) and others related to subsidiaries, net of cash	0.1	65.0	(40.2)	(1,952.1)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities	91.2	(80.1)	142.4	(47.1)
Net proceeds/(acquisitions) of other assets	1.1	(0.4)	1.7	(0.4)
Cash flow from/(used in) investing activities	(961.3)	(851.0)	(1,745.7)	(3,268.3)

Capital increases(reduction)/ in associates and subsidiaries	(2.1)	(43.7)	21.6	(28.8)
Proceeds from/(buybacks of) treasury shares	(774.6)	(2,239.2)	(1,831.1)	(2,652.6)
Acquisitions of non-controlling interest	-	-	(0.0)	-
Proceeds from borrowing	42.9	10.4	50.7	25.7
Repayments of borrowing	(42.2)	(39.8)	(91.4)	(103.3)
Cash net of finance costs other than interest	(810.9)	(686.9)	(1,650.1)	(1,174.4)
Payments of lease liabilities	(292.3)	(287.0)	(594.3)	(555.6)
Dividends and interest on capital paid	(2,080.6)	(1,182.9)	(8,692.0)	(1,184.4)
Cash flow from/(used in) financing activities	(3,959.7)	(4,468.9)	(12,786.6)	(5,673.5)

Net increase/(decrease) in cash and cash equivalents	(1,871.0)	(608.5)	(10,278.3)	(1,069.4)
Cash and cash equivalents at the beginning of the period	19,118.4	17,991.9	28,595.7	18,638.2
Effects of exchange rate fluctuations on cash and cash equivalents	(843.4)	(772.6)	(1,913.3)	(958.1)
Cash and cash equivalents at the end of the period	16,404.0	16,610.8	16,404.0	16,610.8

ambev.com.br	Press Release – July 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer